Exhibit 99.75

HUDBAY MINERALS INC.

(the “Company”)

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

This Code of Business Conduct and Ethics (“Code”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets out basic principles to guide all directors, officers and employees of the Company or any of its subsidiaries or affiliates1 (collectively, the “HB Group”) and other persons in similar relationships with the HB Group (collectively, with the directors, officers and employees of the HB Group, “HB Personnel”). All HB Personnel must conduct them selves accordingly and seek to avoid even the appearance of improper behavior. This Code also should be provided to and followed by the HB Group’s agents and representatives, including advisors.

If a law conflicts with a policy in this Code, HB Personnel must com ply with the law. If a local custom or policy conflicts with this Code, HB Personnel must comply with this Code. If you have any questions about these conflicts, you should ask your supervisor or department head or the Senior Vice President and General Counsel how to handle the situation.

HB Personnel who violate the standards in this Code will be subject to disciplinary action, which could include the termination of their employment or other relationship with the HB Group. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under “Compliance Procedures”.

PURPOSE

The purpose of the Code is to:

•	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•

Promote full, fair, accurate, timely and understandable disclosure in reports and documents that the HB Group files with, or submits to, the securities regulators and in other public communications made by the HB Group;

•	Promote compliance with applicable laws, rules and regulations;

•	Promote the prompt internal reporting to an appropriate person of violations of this Code;

[1]

A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). A company is an affiliate of another company if either one of them is the subsidiary of the other company or if both are subsidiaries of the same company or if each of them is controlled by the same person or company.

As in effect May 2009

•	Promote accountability for adherence to this Code;

•	Provide guidance to HB Personnel to help them recognize and deal with ethical issues;

•	Provide mechanisms to report unethical conduct; and

•	Help foster the HB Group’s longstanding culture of honesty and accountability.

LEGAL COMPLIANCE

Compliance with Laws, Rules and Regulations (including Insider Trading Laws and Timely Disclosure)

HB Personnel are expected to comply in good faith at all times with all applicable laws, rules and regulations and behave in an ethical manner.

HB Personnel are required to comply with the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy and all other policies and procedures applicable to them that are adopted by the Company from time to time.

HB Personnel must cooperate fully with those (including the Chief Financial Officer) responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. HB Personnel should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

THIRD PARTY RELATIONSHIPS

Conflict of Interest

HB Personnel are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the HB Group.

“Conflicts of interest” arise where an individual’s private interests interfere in any way with the interests of the HB Group. A conflict of interest can arise when HB Personnel take actions or have interests that may make it difficult for them to perform their work for the HB Group objectively and effectively. Such conflicting loyalties can cause a person to give preference to personal interests in situations where corporate responsibilities should come first. HB Personnel shall perform the responsibilities of their positions on the basis of what is in the best interests of the HB Group, free from the influence of personal considerations and relationships.

It is almost always a conflict of interest for HB Personnel to work at the same time for a competitor or a person with whom the HB Group has a business relationship. HB Personnel are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business relationship (except on behalf of the HB Group) with competitors of the HB Group or persons with whom the HB Group has business relationships.

As in effect May 2009

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or department head. Any HB Personnel who become aware of a conflict or potential conflict should bring it to the attention of a supervisor or department head and consult the procedures described below under “Compliance Procedures”.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationships among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when these courtesies com promise, or appear to compromise, the HB Group’s ability to make fair and objective business decisions or to gain an unfair advantage.

HB Personnel or their immediate families shall not use their position with the HB Group to solicit any cash, gifts or free services from any HB Group customer, supplier or contractor for their or their immediate family’s or friend’s personal benefit. Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the employee, officer or director who receives it, or otherwise improperly influence the HB Group’s business relationship with or create an obligation to a customer, supplier or contractor. The following are guidelines regarding gifts and entertainment:

•	Nominal gifts and entertainment, such as logo items, pens, calendars, caps, shirts and mugs are acceptable.

•	Reasonable invitations to business-related meetings, conventions, conferences or product training seminars may be accepted.

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Invitations to social, cultural or sporting events may be accepted if the cost is reasonable and your attendance serves a customary business purpose such as networking (e.g. meals, holiday parties and tickets).

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Invitations to golfing, fishing, sports events or similar trips that are usual and customary for your position within the company and the industry and promote good working relationships with customers and suppliers may be accepted provided, in the case of employees, they are approved in advance by your manager.

No gift or entertainment should ever be offered, given, provided, authorized or accepted by any HB Personnel or their family members unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff, and does not violate any laws. Strict rules apply when the HB Group does business with governmental agencies and officials, as discussed in mo re detail below. HB Personnel should discuss with their department head any gifts or proposed gifts about which they have any questions. These guidelines apply at all times and do not change during traditional gift-giving seasons.

As in effect May 2009

Payments to Government Personnel

All HB Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US). These Acts prohibit, among other things, offering, promising or giving (or authorizing any of those activities) any thing of value, directly or indirectly, to officials of foreign governments or foreign political candidates to influence any of their acts or decisions or to obtain or retain business.

Similarly, other governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favor or other gratuity in violation of these laws would not only violate Company policy but could also be a criminal offense. Illegal payments are not to be made to government officials of any country. The Company’s Legal Department can provide guidance to HB Personnel in this area.

Government Relations

HB Personnel may participate in the political process as private citizens. It is important to separate personal political activity and the HB Group’s political activities, if any, in order to comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials. The HB Group’s political activities, if any, shall be subject to the overall direction of the Board of Directors. The HB Group will not reimburse HB Personnel for money or personal time contributed to political campaigns. In addition, HB Personnel may not work on behalf of a candidate’s campaign while at work or at any time use the HB Group’s facilities for that purpose unless approved by the Chair of the Audit Committee.

No employee or officer may offer improper payments when acting on behalf of the HB Group.

Company funds must not be used to make payment or provide any thing of value, directly or indirectly, in money, property, services or any other form to a government official, political party or candidate for political office in consideration for the recipient agreeing to:

1.	exert influence to assist the HB Group in obtaining or retaining business or secure any advantage; or

2.	commit any act in violation of a lawful duty or otherwise influence an official act.

If you are in doubt about the legitimacy of a payment that you have been requested to make, refer such situations to the Chair of the Audit Committee.

In addition, HB Personnel are strictly prohibited from attempting to influence any person’s testimony in any manner whatsoever in courts of justice or any administrative tribunals or other government bodies.

As in effect May 2009

Competitive Practices

The HB Group firmly believes that fair competition is fundamental to the continuation of the free enterprise system. The HB Group complies with and supports laws which prohibit restraints of trade, unfair practices, or abuse of economic power.

The HB Group will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the HB Group. The HB Group’s policy also prohibits HB Personnel from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behavior.

Directorship

HB Personnel shall not act as directors or officers of any other corporate entity or organization, public or private, without the prior written approval of the Chief Executive Officer. Directorships or officerships with such entities will not be authorized if they are considered to be contrary to the interest of the HB Group. The Chief Executive Officer may provide authorizations for directorships/officerships that are necessary for business purposes or for directorships/officerships with charitable organizations or other entities that will further the HB Group’s profile in the community.

Execution of Agreements

All agreements entered into by the HB Group must be reviewed and approved by HB Personnel from the Company’s Legal department and then be executed by the appropriate authorized signing officers. All HB Personnel should abide by the Company’s Signing Policy.

INFORMATION AND RECORDS

Confidential and Proprietary Information and Trade Secrets

HB Personnel may be exposed to certain information that is considered confidential by the HB Group or entrusted to the HB Group by persons with whom the HB Group does business, or may be involved in the design or development of new procedures related to the business of the HB Group. All such information and procedures, whether or not the subject of copy right or patent, are the sole property of the HB Group. HB Personnel shall not disclose confidential information to persons outside the HB Group, including family members, and should share it only with other HB Personnel who have a “need to know” unless the disclosure is specifically authorized by the Chief Executive Officer.

HB Personnel are responsible and accountable for safeguarding the HB Group documents and information to which they have direct or indirect access as a result of their employment, officership or directorship with the HB Group. All HB Personnel should read and abide by the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy.

As in effect May 2009

Financial Reporting and Records

The HB Group requires honest and accurate recording and reporting of information to make responsible business decisions. The HB Group’s accounting records are relied upon to produce reports for our management, directors, shareholders, governmental agencies and persons with whom the HB Group does business. All of the HB Group’s financial statements and the books, records and accounts on which they are based must appropriately reflect the HB Group’s activities and conform to applicable legal and accounting requirements and to the HB Group’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless required by applicable law or regulation.

All HB Personnel have a responsibility, within the scope of their positions, to ensure that the HB Group’s accounting records do not contain any false or intentionally misleading entries. The HB Group does not permit intentional misclassification of transactions as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period. HB Personnel should read and abide by the Company’s Whistleblower Policy.

Many HB Personnel use business expense accounts, which must be documented and recorded accurately. If HB Personnel are not sure whether a certain expense is legitimate, a supervisor or department head can provide advice.

Business records and communications often become public through legal or regulatory proceedings or the media. HB Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including internal and external e-mail, informal notes, internal memos, and formal reports.

Record Retention

The HB Group maintains all records in accordance with laws, rules and regulations regarding retention of business records. The term “business records” covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home. The HB Group prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the HB Group is required by laws, rules or regulations to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

COMPANY ASSETS

Use of Company Property

All HB Personnel should endeavor to protect the HB Group’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the HB Group’s profitability. Any suspected incident of fraud or theft should be reported immediately to your department head for investigation. HB Group equipment should not be used for non -HB Group business, other than incidental personal use.

As in effect May 2009

The HB Group’s assets (such as funds, products or proprietary information) may be used only for legitimate business purposes. The HB Group’s assets may never be used for illegal purposes.

Intellectual Property of Others

The obligation of HB Personnel to protect the HB Group’s assets includes the HB Group’s proprietary information. Proprietary information includes any confidential information, as well as the HB Group’s intellectual property. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks (such as logos), copyrights and exclusive photo images), business, marketing and service plans, policies and procedures manuals, designs, databases, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after HB Personnel cease to have a relationship with the HB Group.

Information Technology

The HB Group’s information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of the HB Group and are to be used primarily for business purposes. The HB Group information technology systems may be used for minor or incidental personal messages provided that such use is kept at a minimum and is in compliance with HB Group policy and this Code.

Electronic documents and messages (including voice-mail, e-mail and SMS) sent, received, created or modified by HB Personnel are considered HB Group property and HB Personnel should recognize that they are not “personal” or “private”. Unless prohibited by law, the Company reserves the right to access and disclose (both internally and externally) electronic documents and messages, as well as, to specify, configure and restrict its electronic systems as necessary for its business purposes. HB Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

WORKPLACE

A Nondiscriminatory Environment

The HB Group fosters a work environment in which all individuals are treated with respect and dignity. The HB Group is an equal opportunity employer and does not discriminate against HB Personnel or potential employees, officers or directors on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal and provincial laws, rules and regulations and, in addition, in accordance with the laws, rules or regulations applicable in the jurisdiction where such HB Personnel are located. The HB Group will make reasonable accommodations for its HB Personnel in compliance with applicable laws, rules and regulations. The HB Group is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will not tolerate discrimination by HB Personnel.

As in effect May 2009

Harassment-Free Workplace

The HB Group will not tolerate harassment of HB Personnel, customers or suppliers in any form.

Sexual Harassment

Sexual harassment is illegal and all HB Personnel are prohibited from engaging in any form of sexually harassing behavior. Sexual harassment means unwelcome sexual conduct, either visual, verbal or physical, and may include, but is not limited to, unwanted sexual advances; unwanted touching and suggestive touching, language of a sexual nature, telling sexual jokes, innuendoes, suggest ions, suggestive looks and displaying sexually suggestive visual materials.

Substance Abuse

The HB Group is committed to maintaining a safe and healthy work environment free of substance abuse. HB Personnel are expected to perform their responsibilities in a profession al manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

Workplace Violence

The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow employees or others in the workplace will not be tolerated.

Employment of Family Members

Employment of more than one family member at an HB Group office or other premises is permissible but the direct supervision of one family member by another is not permitted unless otherwise authorized by the Chair of the Audit Committee. Except for summer and co-op students, indirect supervision of a family member by another is also discouraged and requires the prior approval of the Chair of the Audit Committee. If allowed, any personnel actions affecting that employee must also be reviewed and endorsed by the Chair of the Audit Committee.

Health and Safety

The HB Group is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. HB Personnel must be aware of the safety issues and policies that affect their job, other HB Personnel and the community in general. Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation. HB Personnel must immediately advise their managers of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

As in effect May 2009

WAIVERS OF THE CODE

Any waiver of this Code for directors or members of senior management may be made only by the Board of Directors (or a committee of the Board of Directors to whom that authority has been delegated) and will be disclosed promptly2 if required by law or stock exchange regulation, including the filing of a material change report describing the date of waiver, the parties involved, the reasons of the Board of Directors for approving the waiver or not sanctioning the respective departure and any measures taken by the Board of Directors to address the situation.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

The HB Group has a strong commitment to the conduct of its business in a lawful and ethical manner. HB Personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the HB Group not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All HB Personnel are expected to cooperate in internal investigations of misconduct.

Specific procedures for the confidential and anonymous reporting of complaints concerning accounting, internal accounting control and auditing matters are provided in the Company’s Whistleblower Policy.

COMPLIANCE PROCEDURES

All HB Personnel must work to ensure prom pt and consistent action against violations of this Code. However, in so me situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that the HB Group have a way to approach a new quest ion or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense - if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

[2]	The Canadian Securities Administrators consider that conduct of directors or executive officers that constitutes a material departure from the Code, whether or not sanctioned by the Board of Directors, will likely constitute a “material change” (which would require the Company to issue a press release forthwith and to file a material change report within ten days of the change).

As in effect May 2009

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be mo re knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from HB Group resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your “two-up”. If that is not appropriate for any reason, contact your department head or any member of senior management.

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You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The HB Group does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

APPLICABLE LAW

The provisions of this Code of Business Conduct and Ethics will be modified, as and to the extent necessary, to comply with applicable laws, regulations or policies imposed by the various jurisdictions in which the Company and HB Personnel operate.

As in effect May 2009